UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

United Security Bancshares

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

911460103

(CUSIP Number)

Ben Mackovak
Strategic Value Investors, LP
127 Public Square, Suite 1510
Cleveland, Ohio 44114
216-282-0704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 911460103

1	NAME OF REPORTING PERSON: Strategic Value Investors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 911460103

1	NAME OF REPORTING PERSON: Ben Mackovak I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,814
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,814
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 911460103

1	NAME OF REPORTING PERSON: Marty Adams I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 911460103

1	NAME OF REPORTING PERSON: Strategic Value Bank Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 911460103

ITEM 1. SECURITY AND ISSUER:

This statement relates to the common stock, (“Common Stock”), of United Security Bancshares (the “Issuer”). The address of the principal executive offices of the Issuer is 2126 Inyo Street, Fresno, California 93721.

ITEM 2. IDENTITY AND BACKGROUND:

(a)         This Schedule 13D is being filed jointly by (1) Strategic Value Investors, LP, a Delaware limited partnership; (2) Strategic Value Bank Partners, LLC, an Ohio limited liability company (“Strategic Value Bank Partners”); (3) Ben Mackovak, a managing member of Strategic Value Bank Partners; and (4) Marty Adams, a managing member of Strategic Value Bank Partners (collectively, the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to this amended Schedule 13D.

(b)         This The principal business address of the Reporting Persons is 127 Public Square, Suite 1510, Cleveland, Ohio 44114.

(c)         This The principal business of Strategic Value Bank Partners is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”). The principal occupation of Messrs. Mackovak and Adams is investment management through their ownership and control over the affairs of Strategic Value Bank Partners. Strategic Value Bank Partners has voting and dispositive power over the Common Stock held by the Clients.

(d)         This During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         This During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         This Mr. Mackovak and Mr. Adams are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

In aggregate the Reporting Persons have no voting and dispositive power.

CUSIP No.: 911460103

ITEM 4. PURPOSE OF TRANSACTION:

The Reporting Persons acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Persons purchased the shares based on the belief that the shares, at the time of purchase, were undervalued and represented an attractive investment opportunity. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them on the open-market or in privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

On January 31, 2017, Ben Mackovak was appointed to the Board of Directors of the Issuer. The Reporting Persons reserve the right in the future to formulate any such plans or proposals that would result in any actions described in paragraphs (a) through (j) of Item 4, and to take any actions with respect to their investments in the Issuer, including any or all actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Mr. Mackovak is a non-employee director on the Board of Directors of the Issuer.

Other than the foregoing relationships and arrangements, the relationship between Mr. Mackovak and the Issuer, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any persons with respect to any securities of the Issuer.

ITEM 7. MATERIALS TO BE FILES AS EXHIBITS:

99.1 Joint Filing Agreement

CUSIP No.: 911460103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2023	Strategic Value Investors, LP
	By:	/s/ Marty Adams
	Name:	Marty Adams
	Title:	Managing Member of the General Partner

June 6, 2023	Ben Mackovak
	By:	/s/ Ben Mackovak
	Name:	Ben Mackovak
	Title:	Managing Member of the General Partner

June 6, 2023	Strategic Value Bank Partners LLC
	By:	/s/ Ben Mackovak
	Name:	Ben Mackovak
	Title:	Partner of the General Partner

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).